# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Daedalus Special Acquisition Corp., CIK 0002082149
CUSIP: G2616C124
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 50 Sloane Avenue, London, United Kingdom (X0), SW3 3DD
Date of event which requires filing of this statement: 12/08/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002082150

## Reporting persons
- Daedalus Special Acquisition LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 9,060,000; shared voting power 0; sole dispositive power 9,060,000; shared dispositive power 0; aggregate amount beneficially owned 9,060,000 (26.4% of the class)
  Comment: 9,060,000 Ordinary Shares (defined below) reported in Items 5, 7 and 9 consist of (1) 435,000 Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and (2) 8,625,000 Class B ordinary shares (including an aggregate of up to 1,125,000 Class B ordinary shares that are subject to forfeiture to the extent the over-allotment option is not exercised in full in connection with the Issuer's initial public offering), $0.0001 par value ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 435,000 Class A Ordinary Shares are included in units acquired pursuant to a Private Units Subscription Agreement, dated December 8, 2025, by and between Daedalus Special Acquisition LLC (the "Sponsor") and the Issuer. Each unit consists of one Class A Ordinary Share and one-fourth of one redeemable warrant (each whole warrant entitles the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment). Excludes the 108,750 Class A Ordinary Shares issuable upon exercise of the warrants that comprise the units. The percentage in Row 11 is based on 34,310,000 Ordinary Shares, including 25,685,000 Class A Ordinary Shares underlying the units and 8,625,000 Class B Ordinary Shares issued and outstanding as of December 15, 2025.
- Husnu Akin Babayigit: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 9,060,000; sole dispositive power 0; shared dispositive power 9,060,000; aggregate amount beneficially owned 9,060,000 (26.4% of the class)
  Comment: 9,060,000 Ordinary Shares reported in Items 5, 7 and 9 consist of (1) 435,000 Class A Ordinary Shares and (2) 8,625,000 Class B Ordinary Shares (including an aggregate of up to 1,125,000 Class B Ordinary Shares that are subject to forfeiture to the extent the over-allotment option is not exercised in full in connection with the Issuer's initial public offering), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 435,000 Class A Ordinary Shares are included in units acquired pursuant to a Private Units Subscription Agreement, dated December 8, 2025, by and between the Sponsor and the Issuer. Each unit consists of one Class A Ordinary Share and one-fourth of one redeemable warrant (each whole warrant entitles the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment). Excludes the 108,750 Class A Ordinary Shares issuable upon exercise of the warrants that comprise the units. The percentage in Row 11 is based on 34,310,000 Ordinary Shares, including 25,685,000 Class A Ordinary Shares underlying the units and 8,625,000 Class B Ordinary Shares issued and outstanding as of December 15, 2025. Husnu Akin Babayigit is the co-manager of the Sponsor and has shared voting and dispositive power over the securities held of record by the Sponsor. Mr. Babayigit disclaims any beneficial ownership of the securities held by the Sponsor, except to the extent of his pecuniary interest therein.
- Orkun Kilic: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 9,060,000; sole dispositive power 0; shared dispositive power 9,060,000; aggregate amount beneficially owned 9,060,000 (26.4% of the class)
  Comment: 9,060,000 Ordinary Shares reported in Items 5, 7 and 9 consist of (1) 435,000 Class A Ordinary Shares and (2) 8,625,000 Class B Ordinary Shares (including an aggregate of up to 1,125,000 Class B Ordinary Shares that are subject to forfeiture to the extent the over-allotment option is not exercised in full in connection with the Issuer's initial public offering), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 435,000 Class A Ordinary Shares are included in units acquired pursuant to a Private Units Subscription Agreement, dated December 8, 2025, by and between the Sponsor and the Issuer. Each unit consists of one Class A Ordinary Share and one-fourth of one redeemable warrant (each whole warrant entitles the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment). Excludes the 108,750 Class A Ordinary Shares issuable upon exercise of the warrants that comprise the units. The percentage in Row 11 is based on 34,310,000 Ordinary Shares, including 25,685,000 Class A Ordinary Shares underlying the units and 8,625,000 Class B Ordinary Shares issued and outstanding as of December 15, 2025. Orkun Kilic is the co-manager of the Sponsor and has shared voting and dispositive power over the securities held of record by the Sponsor. Mr. Kilic disclaims any beneficial ownership of the securities held by the Sponsor, except to the extent of his pecuniary interest therein.

## Item 1. Issuer
Name of issuer: Daedalus Special Acquisition Corp.
Address of issuer's principal executive offices: 50 Sloane Avenue, London, SW3 3DD, United Kingdom

## Item 2. Person Filing
Name of person filing: (i) Daedalus Special Acquisition LLC (the "Sponsor"), (ii) Husnu Akin Babayigit and (iii) Orkun Kilic. The Sponsor, Husnu Akin Babayigit and Orkun Kilic have entered into a Joint Filing Agreement, dated the date hereof, pursuant to which the Sponsor, Husnu Akin Babayigit and Orkun Kilic have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Any disclosures herein with respect to persons other than the Sponsor, Husnu Akin Babayigit and Orkun Kilic are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the forgoing persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.
Address of principal business office or, if none, residence: c/o Daedalus Special Acquisition Corp., 50 Sloane Avenue, London, SW3 3DD, United Kingdom
Citizenship:
(i) Daedalus Special Acquisition LLC - Delaware

(ii) Husnu Akin Babayigit - United Kingdom

(iii) Orkun Kilic - United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
9,060,000 Ordinary Shares consisting of (1) 435,000 Class A Ordinary Shares and (2) 8,625,000 Class B Ordinary Shares (including an aggregate of up to 1,125,000 Class B Ordinary Shares that are subject to forfeiture to the extent the over-allotment option is not exercised in full in connection with the Issuer's initial public offering), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. Excludes the 108,750 Class A Ordinary Shares issuable upon exercise of the warrants that comprise the units owned of record by the Sponsor.

Husnu Akin Babayigit and Orkun Kilic are the co-managers of the Sponsor and share voting and dispositive power over the securities held of record by the Sponsor. Each of Mr. Babayigit and Mr. Kilic disclaims any beneficial ownership of the securities held by the Sponsor, except to the extent of his pecuniary interest therein.
Percent of class: 26.4% (based on 34,310,000 Ordinary Shares outstanding as of December 15, 2025).
Sole power to vote or to direct the vote: Daedalus Special Acquisition LLC - 9,060,000 Ordinary Shares
Shared power to vote or to direct the vote:
Husnu Akin Babayigit - 9,060,000 Ordinary Shares

Orkun Kilic - 9,060,000 Ordinary Shares
Sole power to dispose or to direct the disposition: Daedalus Special Acquisition LLC - 9,060,000 Ordinary Shares
Shared power to dispose or to direct the disposition:
Husnu Akin Babayigit - 9,060,000 Ordinary Shares

Orkun Kilic - 9,060,000 Ordinary Shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1. Joint Filing Agreement pursuant to Rule 13d-1(k)

## Signatures
- Daedalus Special Acquisition LLC: /s/ Husnu Akin Babayigit, Husnu Akin Babayigit/Co-Manager (12/15/2025)
- Daedalus Special Acquisition LLC: /s/ Orkun Kilic, Orkun Kilic/Co-Manager (12/15/2025)
- Husnu Akin Babayigit: /s/ Husnu Akin Babayigit, Husnu Akin Babayigit (12/15/2025)
- Orkun Kilic: /s/ Orkun Kilic, Orkun Kilic (12/15/2025)